July 19, 2021

VIA EDGAR AND FEDERAL EXPRESS

United States Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 4561

100 F Street, N.E.

Washington, DC 20549

Attention: Jan Woo, Staff Attorney

Re:	Project Angel Parent, LLC

Amendment No. 3 to Registration Statement on Form S-1

Submitted July 2, 2021

CIK No. 0001834494

Dear Ms. Woo:

This letter is confidentially submitted on behalf of Project Angel Parent, LLC (the “Company”) in response to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) with respect to the Company’s Amendment No. 3 to Registration Statement on Form S-1, submitted on July 2, 2021 (the “Registration Statement”), as set forth in the Staff’s letter dated July 14, 2021 addressed to Nicolaas Vlok (the “Comment Letter”). The Company is concurrently filing its Amendment No. 4 to Registration Statement (“Amendment”), which includes changes to reflect responses to the Staff’s comments and other updates.

For reference purposes, the text of the Comment Letter has been reproduced herein with responses below each numbered comment. For your convenience, we have italicized the reproduced Staff comments from the Comment Letter. Unless otherwise indicated, page references in the descriptions of the Staff’s comments refer to the Registration Statement, and page references in the responses refer to the Amendment. All capitalized terms used and not otherwise defined herein shall have the meanings set forth in the Amendment.

The responses provided herein are based upon information provided to Goodwin Procter LLP by the Company. In addition to submitting this letter via EDGAR, we are sending via Federal Express, four (4) copies of each of this letter and Amendment (marked to show changes from the Registration Statement).

Amendment No. 3 to Registration Statement on Form S-1 filed July 2, 2021

Note 2 – Summary of Significant Accounting Policies

Operating and Reportable Segment, page F-47

1.

We note your response to prior comment 1. Despite the qualitative similarities of Lending Software Solutions and Data Verification Software Solutions, we note you actively market, offer and present each of the services separately, including providing their respective revenues, and presumably you will continue to do so. We further note that ASC 280-10-50-

Ms. Jan Woo

United States Securities and Exchange Commission

July 19, 2021

40 requires reporting of revenues from external customers for each product and service or each group of similar products and services. Please revise your disclosure accordingly, or tell us why you believe the disclosures are not required. Refer to ASC 280-10-50-38 to 50-40 and be advised that these entity-wide disclosures requirements apply to all public entities, including those with one segment. If providing the information is impracticable, please disclose that fact.

Response: In response to the Staff’s comment, the Company respectfully submits to the Staff that it has added disclosures on pages F-9 through F-10 and F-49 of the Amendment to display the disaggregated net revenues of the Company by solution type for each of the periods presented, and to discuss the percentage of total net revenues that each solution type accounted for for the same periods.

If you should have any questions regarding the enclosed matters, please contact the undersigned at (617) 570-1928.

Sincerely,

/s/ Joseph C. Theis, Jr.

Joseph C. Theis, Jr., Esq.

cc:	Edwin Kim, Esq., Securities & Exchange Commission

Nicolaas Vlok, Project Angel Parent, LLC

Kayla Dailey, Esq., Project Angel Parent, LLC

Bradley C. Weber, Esq., Goodwin Procter LLP

Natalie T. Martirossian, Esq., Goodwin Procter LLP

Bradley C. Reed, P.C., Kirkland & Ellis LLP

Michael P. Keeley, Esq., Kirkland & Ellis LLP

Katharine A. Martin, Esq., Wilson Sonsini Goodrich & Rosati, P.C.

Rezwan D. Pavri, Esq., Wilson Sonsini Goodrich & Rosati, P.C.

Bryan D. King, Esq., Wilson Sonsini Goodrich & Rosati, P.C.